FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
-------------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
---------------



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom and Samsung Announce Global Strategic Partnership.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             TTI Team Telecom International Ltd.



Date: April 3, 2003                          By:  /s/ Israel (Eli) Ofer
                                             --------------------------

                                             Israel (Eli) Ofer
                                             Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


10.1              Press Release: TTI Telecom and Samsung Announce Global
                  Strategic Partnership.

                                  EXHIBIT 10.1


Corporate Contacts:


            Meir Lipshes                           Sanjay Hurry
            Chief Executive Officer                Investor Relations Officer
            TTI Telecom                            TTI Telecom
            T: +1.972.3.922.1262                   T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                   F: +1.201.795.3920
            meirl@tti-telecom.com                  sanjay@tti-telecom.com




TTI TELECOM AND SAMSUNG ANNOUNCE GLOBAL STRATEGIC PARTNERSHIP


- Samsung To Offer TTI Telecom's Netrac Wireless Solution as Part of its Wireless Product Offerings; Partnership Leverages Samsung's Dominant Presence in the CDMA Marketplace to Open New Opportunities for TTI Telecom -




Hoboken, N.J. - March 31, 2003 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, announced today that it has entered into a global, strategic partnership agreement with Samsung Electronics ("Samsung") whereby Samsung will offer TTI Telecom's Netrac Wireless solution as part of its product offerings for 2G, 2.5 and 3G CDMA networks. Additionally, Samsung and TTI Telecom will share technical information and update each other on new product and technology introductions, ensuring continued product interoperability. Samsung is a leading provider of CDMA network infrastructure in Asia-Pacific, Latin America and East Europe, where CDMA is the dominant wireless technology.

"This global partnership capitalizes on each company's technological expertise and delivers to prospective customers a comprehensive, cutting-edge solution, while giving us another channel by which to more effectively penetrate wireless opportunities in Asia-Pacific, Latin America and Eastern Europe," said Meir Lipshes, TTI Telecom's chief executive officer. "Our collaboration with Samsung will result in a truly integrated and scalable solution that empowers service providers to more quickly introduce new, diverse services, accelerate their time-to-market and realize revenues faster. At the same time, leveraging Samsung's reputation in Asia-Pacific will allow us to deepen our penetration of the demand for OSS and BSS solutions in this marketplace."


About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 100 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.ttitelecom.com.


About Samsung Electronics
Samsung Electronics Co. Ltd. is a global leader in semiconductor, telecommunication, and digital convergence technology. Samsung Electronics employs approximately 64,000 people in 89 offices in 47 countries. The company is the world's largest producer of memory chips, TFT-LCDs, CDMA mobile phones, monitors and VCRs. Samsung Electronics consists of four main business units:
Digital Media Network, Device Solution Network, Telecommunication Network and Digital Appliance Network Businesses. For more information, please visit http:
// www.samsungelectronics.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                                                  ###